Mail Stop 3628
                                                               March 1, 2019


    Stefan Kramer
    Vice President and Chief Financial Officer
    BMW FS Securities LLC
    300 Chestnut Ridge Road
    Woodcliff Lake, New Jersey 07677

            Re:   BMW FS Securities LLC
                  Registration Statement on Form SF-3
                  Filed February 25, 2019
                  File No. 333-229836

    Dear Mr. Kramer:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance

    cc:     Reed D. Auerbach, Esq.
            Morgan, Lewis & Bockius LLP

            Matthew Morgenstern, Esq.
            BMW Group